[Top-Ranked Jack Welch MBA](#) - **Most MBA programs study great leaders. Ours**





Allison Walsh · 2nd

CEO and Founder at Agora

New York, New York, United States ·

[Contact info](#)

500+ connections

 **2 mutual connections:** Neal Jean and Joshua Webster

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 **Horizons for Homeless Children**

Y Combinator

Experience



Playspace PAL

Horizons for Homeless Children · Part-time

Jul 2021 – Present · 2 mos

Greater Boston

Volunteer each week with children at the Crossroads Family Shelter in East Boston, MA.



CEO and Founder

Agora · Full-time

Oct 2020 – Present · 11 mos

Boston, Massachusetts, United States

Agora (YC S19) is a search engine for local products based in Boston, MA.



Growth Equity Investor



General Atlantic
May 2017 – May 2019 · 2 yrs 1 mo
New York, New York

Source and diligence growth stage investment opportunities in both the technology and consumer sectors.

General Atlantic is a global growth equity firm with ...see more

Chief Operating Officer

Harvard Investment Association
Jun 2016 – Nov 2017 · 1 yr 6 mos
Cambridge, Massachusetts



Strategy Intern

Harvard Innovation Lab
Feb 2016 – Apr 2016 · 3 mos
Cambridge, MA

Education



Y Combinator

2019 – 2019



Harvard University

Bachelor of Arts (B.A.), Economics
2014 – 2018
Activities and Societies: Harvard Springboard: The Design Club, Harvard University Women in Business, Expressions Hip Hop Dance Company, The Harvard Radcliffe Modern Dance Company, The Sablière Society

Studying economics, along with courses in computer science, philosophy, mathematics, music, and writing techniques.



